THE CONVERTIBLE NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES AND THE UNDERLYING SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. LENDERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE NOTES AND THE UNDERLYING SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”) is by and between Asanda Air II LLC (the “Company”), and the persons and entities listed on Schedule A (the “Lenders”).

WHEREAS, the Company currently desires to borrow up to One Million Dollars ($1,000,000) from the Lenders pursuant to the Convertible Notes, set described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1.Certain Definitions. For the purposes of this Agreement and the Convertible Notes, the following terms shall be defined as follows:

1.1 “Agent” shall mean a purchaser of Notes designated in accordance with Section 6.2 herein, and which such purchaser has agreed to act in the capacity of Agent pursuant to the terms and conditions in Section 6.2 herein

1.2 “Event of Default” shall mean (a) the commencement by the Company of a proceeding in bankruptcy, (b) the consent by the Company to a proceeding in bankruptcy filed against it by another party, (c) the appointment of a receiver, liquidator, assignee or trustee of the Company’s assets for the benefit of creditors or (d) the dissolution, liquidation, winding up or insolvency of the Company.

1.3 “Loan Amount” shall mean the dollar amount loaned to the Company by each of the Lenders hereunder.

1.4 “Major Lender” shall mean a holder of Notes if (i) the principal amount of such Notes is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

1.5 “Material Adverse Effect” shall mean a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

1.6 “Next Equity Financing” shall mean the transaction or series of related transactions following the Company’s sale of Convertible Notes herein and hereafter in a subsequent round or rounds and prior to the Maturity Date, in which the Company issues and sells shares of equity securities to investors with

gross proceeds to the Company of not less than $3,000,000, excluding the cancellation of indebtedness upon conversion of the Notes held by the Lenders or notes in a subsequent or previous round.

1.7 "Note" shall mean a Convertible Note in the form attached hereto.

1.8 "Note Balance" shall mean the principal amount of the Note together with accrued interest.

2. Amount and Terms of the Notes; Closings.

2.1 Promissory Notes.

(a) Prior to or upon execution and delivery of this Agreement, each Lender agrees to remit the Loan Amount set forth next to his, her or its name on Schedule A hereto.

(b) Upon receipt of funds from any Lender by check or wire transfer and execution of this Agreement by the parties and any other required agreements, at any Closing, the Company shall issue and sell to the Lender a Note with a face value equal to one hundred percent (100%) of the Loan Amount set forth opposite such Lender on Schedule A hereto.

2.2 Closings. The initial closing (the "Initial Closing") hereunder shall take place remotely via the exchange of documents and signatures at such locations and on such dates and times as the Company and the Lenders purchasing Notes may mutually agree (each closing after the Initial Closing, a "Subsequent Closing"). Each Lender participating in any Subsequent Closing shall become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement. The Initial Closing and any Subsequent Closing are referred to herein as a "Closing."

2.3 Amendments to Schedule of Lenders. Schedule A hereto shall be revised by the Company after the consummation of any Subsequent Closing to reflect the addition of any Lender or any change in Loan Amount. Such revised Schedule A shall supersede the existing Schedule A and shall become a part of this Agreement for all purposes.

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders that:

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

3.2 Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to each Closing.

3.3 Valid Issuance. The Notes or Units or Common Stock issued upon conversion thereof when issued, sold, and delivered in accordance with the terms of the Note, will be duly and validly issued, fully paid and non-assessable.

3.4 Litigation. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result in a Material Adverse Effect.

4.Representations and Warranties of Lenders. As an inducement to the Company to issue and sell the Note, each Lender represents and warrants (which representations and warranties shall be deemed continuing and shall survive the execution, delivery and performance of this Agreement) as follows:

(a)The Company has made available to the Lender all documents and information (including financial information) that such Lender has requested relating to an investment in the Company. The Company has afforded such Lender the opportunity to discuss an investment in the Company and to ask questions of representatives of the Company concerning the terms and conditions of the offering, and such representatives have provided answers to all such questions concerning the offering. Such Lender has examined or has had the opportunity to examine before the date hereof all information that he, she or it deems to be material to an understanding of the Company, the proposed business of the Company, and the offering and has consulted with his, her or its financial advisors, accountants, attorneys or such other representatives or consultants as he, she or it deemed appropriate with respect to an understanding of the Company, the proposed business of the Company and the offering. He, she or it is aware that the Company is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, does not file reports, proxy and information statements and other information with the SEC.

(b) He, she or it is sufficiently experienced in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of his, her or its investment and to make an informed decision relating thereto, or he, she or it has utilized the services of a purchaser representative and together he, she or it and the purchaser representative are sufficiently experienced in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the Lender's investment and to make an informed decision relating thereto. The Lender is in a financial position to hold the Convertible Notes and/or the Units or Common Stock into which the Convertible Notes may be converted for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of the Lender's investment. The Lender has no need for liquidity with respect to his, her or its investment and no present or foreseeable need to dispose of any portion of the Convertible Notes and/or the Units or Common Stock to satisfy any existing or contemplated undertaking or indebtedness.

(c) The decision of the Lender to acquire the Convertible Notes has been made by such Lender independent of any other Lenders and independent of any statements, disclosures or judgments as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any Lender or other person or entity. In considering its investment, such Lender has not relied upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, the Company or any officer, employee, agent or affiliate of such person or entity, other than as set forth in this Agreement.

(d) Its investment is independent of any other investment by such Lender, or its affiliate, in any other affiliate of the Company.

(e) If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(f) The Lender understands that the Convertible Notes and any Units or Common Stock into which the Notes may be converted are not being registered under the Securities Act on the ground that the issuance thereof is exempt from the registration requirements of Section 5 of the Securities Act. The Lender agrees to indemnify and hold harmless the Company, and each of their employees, directors, agents and attorneys, from and against any and all loss, liability, claims, damages and expense (including any expense reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) related to any false representation or warranty or breach of agreement by the Lender contained herein or in any other documents furnished by the Lender to the Company in connection with this transaction.

(g) All of the Notes (and Units or Common Stock) which he, she or it purchases shall be acquired by him, her or it for investment for his, her or its own account and not with a view to, or in connection with, any distribution thereof within the meaning of the Securities Act.

(h) With respect to the legal aspects of its investment, the Lender relied solely upon the advice of his, her or its own tax and legal advisors.

(i) The Lender understands that no state or federal government authority has made any finding or determination relating to the fairness for public investment of the Notes or the underlying securities and that no state or federal governmental authority has recommended or endorsed, or will recommend or endorse, the Notes or the Common Stock.

(j) If the Lender is purchasing any of the Notes purchased hereby in a representative or fiduciary capacity, the representations and warranties in this Agreement shall be deemed to have been made on behalf of the person or persons for whom the Lender is so purchasing.

5. Conditions of the Lenders' Obligations at Closing. The obligations of each Lender to the Company under this Agreement are subject to the fulfillment, on or before each Closing, of each of the following conditions, unless otherwise waived by such Lender:

5.1 Representations and Warranties. The representations and warranties of the Company contained in Section 3 hereof shall be true, complete and correct, in all material respects, on and as of the date of such Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing, except for representations and warranties made as of a certain date, which shall be true, complete and correct as of such date.

5.2 Transaction Documents. The Company and the Lender shall have executed this Agreement, and any other agreements required in connection herewith by the Company, and the Company shall have delivered the executed Notes to be issued in connection with such Closing to such Lender.

6. Appointment of Agent by Lenders

6.1 Separate Notes. The amounts payable at any time under the Convertible Notes to each Lender shall be separate and independent debt amounts. However, all the Lenders agree that they will act collectively with respect to their dealings with the Company and in the event of waiver or modification of terms of the Convertible Note or in an event of Default (as defined in the Convertible Note(s)) that is not waived or cured to act collectively with respect to such waivers or modifications or the enforcement and collection of the Convertible Notes and disposition of any collateral.

6.2. Appointment of Agent. If requested by the Company, Majority Holders shall by vote of the majority of the aggregate Convertible Note amounts appoint an agent (the Agent) who shall be a Major Lender or an attorney licensed in the State of New York. In the event that Majority Holders fail to appoint an Agent, the Company may appoint an Agent who is a Major Lender or an attorney licensed in the State of New York. Agent may be replaced by Majority Holders from time to time. Agent is hereby authorized to act as Lender's true and lawful agent and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Agent determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Agent for the accomplishment of the foregoing. The appointment and power granted by the Lender pursuant to this Section 6.2 are coupled with an interest. Such appointment and power will be irrevocable through and including the date of the final closing of the Next Equity Financing, in which case the terms of Section 7.1 will thereafter govern. The appointment and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Agent is an intended third-party beneficiary of this Section 6.2 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

6.3. Authority of Agent. The Agent shall take any and all actions on behalf of the Lenders relating to the Convertible Notes, including, but not limited to, the filing of claims, foreclosure of liens and/or disposition of collateral.

6.4. Proceeds. Lenders agree among themselves that they shall be entitled to receive pari-passu any proceeds collected from the Company or from the disposition of the collateral collected by the Agent

6.5. Expenses. The Lenders shall each bear its ratable share of any expenses incurred by the Agent in taking action on behalf of the Lenders in connection with its investigation, evaluation and/or enforcement of any rights under the Secured Notes.

6.6. Limitation of Liability of the Agent. Neither the Agent nor any of its representatives shall be liable for any action taken or omitted to be taken by it or them hereunder in good faith and reasonably believed by it or them to be within the discretion or power conferred upon it or them by this Agreement or be responsible for the consequences of any error in judgment except to the extent arising solely from it's gross negligence or willful misconduct. Agent shall not be responsible in any manner to any Party or be under any obligation to any Party to ascertain or inquire as to the performance or observation of any of the terms, covenants, or conditions of any of the Note documents on the part of the Company. Notwithstanding anything else provided Agent shall have no obligation or liability to Noteholdes or to any other person (i) with respect to the perfection, recording, re-recording, filing, re-filing, monitoring, or maintaining in effect of any instruments, documents, financing statements or continuation statements or (ii) with respect to the effectiveness, enforceability, genuineness, validity or the due execution of any representation, warranty, document, certificate, report or statement.

6.7. Indemnification of Agent. EACH OF THE LENDERS AGREES TO RATABLY INDEMNIFY AGENT AND HOLD IT HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, LIABILITIES, OBLIGATIONS, LOSSES, DAMAGES, PENALTIES, ACTIONS, JUDGMENTS, SUITS, COSTS, REASONABLE EXPENSES AND/OR RESONABLE DISBURSEMENTS OF ANY KIND OR NATURE WHATSOEVER WHICH MAY BE IMPOSED ON, ASSERTED AGAINST OR INCURED BY AGENT IN ANY WAY RELATING TO OR ARISING OUT OF THE SECURITY INSTRUMENTS, OR ANY ACTION TAKEN OR OMMITTED BY THE AGENT UNDER THIS AGREEMENT OR THE SECURITY INSTRUMENTS, OR ANY ACTION TAKEN OR OMITTED BY AGENT UNDER THIS AGREEMENT EXCEPT TO THE EXTENT ANY OF THE SAME RESULTS SOLELY FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE AGENT. Agent shall give prompt written notice to the indemnifying Party or Parties, (provided that later notice shall not relieve indemnifying Party(ies) of its liability and obligations under this section unless and to the extent the indemnifying Party(ies) is/are prejudiced by such notice not being promptly provided.) After any applicable claim is initiated against Agent and allowed the indemnifying Party(ies) to have sole control and authority of the defense and settlement of the claim provided that Agent shall approve any settlement of a claim to which Agent is an actual party or could reasonably be expected to be a potential party and in respect of which indemnity may be sought hereunder so long as such settlement (a) includes an unconditional release of Agent from all liabilities in any way related to or arising out of such claims and (b) does not impose any actual or potential liability upon or contain any factual or legal admission by or with respect to, Agent. Agent shall reasonably cooperate with the indemnifying Party(ies) in the defense of such claims including providing reasonable assistance and information at the indemnifying Party's(ies') expense.

7 Appointment of Proxy after Conversion

7.1 Designation of CEO. If the Lender is not a Major Lender, on and after the date of the Next Equity Financing, the Lender hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) vote all Units and shares of the equity securities issued pursuant to the terms of this instrument as the holders of a majority of the unit or shares of such equity securities vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 7.1 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding shares of the equity securities issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 7.1 and Section 7.2 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto

7.2 Indemnification. Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Lender's true and lawful proxy and attorney pursuant to Section 7.1 (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Lender otherwise exist against the Proxy. The Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the principal amount of the Notes). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Lender or otherwise. The Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent or instruction of the Proxy constitutes a decision of the Lender and is final, binding and conclusive upon the Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

8 Special-Purpose Vehicle.

8.1 The Lender hereby expressly authorizes the Agent or the CEO to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any equity securities issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

9.Miscellaneous.

9.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents, made and to be performed entirely within the State of New York.

9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to such party at the address set forth below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company: Asanda Air II LLC, 515 Broadway, NY NY 10012

9.5 Finder's Fee. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction, except for WeFunder, Inc. Each Lender agrees to indemnify and to hold harmless the Company and every other Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Lender or any of its officers, partners, employees or representatives is responsible.

9.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.7 Entire Agreement. Except as set forth in Section 2.3, this Agreement and the other documents and agreements delivered herewith constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

9.8 Amendments and Waivers. Except as set forth in Section 2.3, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Agent. Any waiver or amendment effected in accordance with this Section shall be binding upon each holder of any Notes purchased under this Agreement at the time outstanding and each future holder of all such Notes and the Company.

9.9 Specific Performance. It is agreed and understood that monetary damages would not adequately compensate the Company for the breach of Lender's obligations hereunder, and therefore these provisions shall be specifically enforceable, and that breach of the aforementioned Section shall be the proper subject of a temporary or permanent injunction or restraining order. Further, the Lenders waive any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

9.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.11 Confidentiality. Each Lender agrees that such Lender will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company in connection with its due diligence prior to purchase of the Note, or otherwise pursuant to or in connection with the Note or this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 9.11 by such Lender), or (b) is or has been made known or disclosed to the Lender by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Lender may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any affiliate, partner, member, stockholder, or wholly owned subsidiary of such Lender in the ordinary course of business, provided that such Lender informs such person that such information is confidential and directs such person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided that the Lender promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Asanda Air II LLC, a New York LLC

Founder Signature

_____

Name: _____ Gene Frisco _____

Title: _____ CEO _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: _____   By: *Investor Signature*_____

Name: _____ [INVESTOR NAME] _____

Title: _____ [INVESTOR TITLE] _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Schedule A

Investor Name   Loan Amount

To be populated by the company after the fundraising closes.